MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

T A B L E   O F   C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2006 and the unaudited consolidated financial statements for the three and nine months ended March 31, 2007. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of May 4, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates Inferred Resources
The following sections use the term ‘inferred resources’. The Company advises investors that while that term is recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize it. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

1.2.1        Summary

Farallon is a mineral exploration company that is focused on the exploration and development of G-9 polymetallic (zinc, copper, lead, gold and silver) deposit at the Campo Morado property in Guerrero State, Mexico.

The G-9 deposit has the highest grades of the five mineral deposits outlined at Campo Morado to date. Since its discovery in June 2005, drilling, metallurgical testing and preliminary mine planning activities have been directed toward G-9. These programs have determined that:

  The deposit contains estimated inferred mineral resources of 5.57 million tonnes grading 2.8 g/t gold, 186 g/t silver, 1.3% copper, 1.0% lead and 7.3% zinc at a 2% zinc cut-off (November 2006).

  The deposit contains several zones. One of these, the Southeast Zone, is particularly high grade and offers an excellent target for initial development.

  The mineralization within the deposit can be successfully treated by flotation, a low cost conventional treatment process.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

The objectives of Farallon’s 2007 program are to advance exploration and mine development activities at G-9. The purpose of the 40,000-meter surface exploration program is to find additional high grade resources at G-9 and test other targets on the property in order to find another G-9 style deposit.

To find additional high grade resources, drilling will take place in the immediate vicinity of the G-9 deposit, initially testing the northern edge of the felsic volcanic complex that hosts the deposit. To find other deposits, known targets will be drill tested proceeding in a southwesterly direction and following the trend of the five deposits discovered at Campo Morado to date. In addition, structural and stratigraphic concepts at the property-scale will be drill tested in an effort to find another G-9-style deposit.

Engineering studies associated with mine planning and design, as well as equipment acquisition and site preparation activities are planned to advance the G-9 deposit toward a goal of production by July 2008. Several milestones were met by the Company during the period to advance this goal:

  On April 22, 2007, Farallon received its primary mine permit or MIA (Manifestación de Impacto Ambiental) required for full mine and mill construction and operation of its G-9 project at Campo Morado, Guerrero State, Mexico. The approvals come with the requirement to comply with certain permit conditions on an ongoing basis.

  Work required to facilitate the necessary approvals of the CUS (Cambio de Uso Suelo) for the project is also being concluded. This work, if approved by the Mexican Authorities, will authorize a change of land use to allow mining activities on the property. It is expected to be concluded shortly.

  Other necessary approvals for other key elements necessary to bring a mine into production, such as the high voltage transmission line MIA, are also in progress.

  In addition, agreements with the municipality of Arcelia are in place that allow for construction of the mine access road and routing of the transmission line to the project.

In April 2007, four independent directors were appointed to the Company’s Board. These include Terry Lyons, B.Sc., MBA, William E. Stanley, P.Eng., CMC, Gordon D. Ulrich, P.Eng., MBA, and Michael G. Weedon, BA, MBA, joining Barry Coughlan, BA, to establish a complement of five independent directors. Concurrently with these appointments, Robert Dickinson and Scott Cousens resigned from the Board. Ronald Thiessen will remain a director and the Chairman of the Board. Dick Whittington (President and CEO), Jeffrey Mason (Chief Financial Officer) and David Copeland will also remain as directors. The reconstituted Board has nine members.

1.2.2        Financings

Farallon completed a private placement financing with gross proceeds of $6.7 million (Cdn$7.5 million) in November 2006 and a public equity offering of gross proceeds of $69 million (Cdn$80 million).

For further information, please refer to section 1.6 Liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.2.3        Property Activities

Drilling

Significant mineral resources had been outlined by drilling at G-9 to November 2006. This work also demonstrated that the deposit is comprised of several zones and is open to further expansion to the southwest, northwest and southeast.

During the quarter, seventeen exploration drill holes were completed or in progress, totaling approximately 7,215 meters, all drilled at G-9. In the nine months of the fiscal year to date, 48 holes totaling approximately 18,180 meters have been drilled. Of these, 47 have been drilled in the G-9 area and one at another target.

Work in 2007 has lead to the expansion of high grade material, particularly the Southeast zone, and discovery of a new sulphide lens in the footwall of the San Raphael Fault.

Highlights from the ten most recently released holes include:

Drill Hole Number	From (meters)	To (meters)	Interval (meters)	True Width (meters)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
592	383.06	385.06	2.00	1.34	6.6	1.10	166	3.29	0.41	23.95
596	534.65	542.95	8.30	8.30	27.2	2.96	240	0.89	0.91	10.79
598	285.85	294.50	8.65	7.71	28.4	2.25	122	1.52	0.84	24.27
599	536.40	546.95	10.55	10.55	34.6	2.73	210	1.33	1.05	14.32
601	282.00	286.90	4.90	4.90	16.1	4.18	443	3.19	2.17	23.31
601	291.00	299.00	8.00	8.00	26.2	2.78	255	2.07	2.79	5.96

These holes both add to the growing "High Grade" starter portion of the Southeast Zone of the G-9 deposit and also confirm the extension of G-9 type mineralization north of the San Raphael fault. Hole 601 is a 50-meter step-out from the highest grade hole drilled on the property to date: Hole 598, which intersected 7.7 meters of 24.27% zinc and 1.5% copper, confirming the extension of this very high grade area to the west of the Southeast Zone and adding further to the size and grade of the planned high grade starter mining area at G-9.

Hole 599 is a 50-meter step-out from the "discovery" hole 596 that intersected 8.3 meters of 10.79% zinc and 0.89% copper in a new zone of G-9 type mineralization north of the San Raphael fault. This is extremely significant as it confirms that these holes have opened up the area north of the fault to additional G-9-type discoveries. The massive sulphide horizon intersected in Hole 599 is believed to be the same as that intersected in Hole 596. Further intersections of this horizon are awaiting assay results. This horizon is related to a package of felsic volcanic rocks that are stratigraphically below the El Largo, Naranjo and El Rey deposits north of the fault. As a result, it opens up the potential for continued discovery of G-9 type mineralization in a large area north of the San Raphael fault.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

Metallurgy

Positive results continue to be received from flotation test programs conducted on the G-9 deposit. Results from phase four were announced in April 2007.

The phase four tests were conducted exclusively on samples of high grade (15.5% zinc and 2.3% copper) mineralization from the Southeast zone that would provide a high grade starter zone to be mined and milled during the first two to three years of operation at G-9.

The objectives of the phase four program were:

  to perform batch rougher and cleaner tests on the high grade mineralization at G-9 to reaffirm the initial processing criteria from previous tests.
  to reaffirm that the design flowsheet configuration being used for mill design would apply to the high grade starter zone;
  to perform "locked cycle" tests to establish likely metallurgical performance of the high grade mineralization; and
  to perform feed grind and concentrate regrind tests to enable appropriate feed grinds to be adopted for the initial years of mine production.

Two marketable concentrates were produced from representative samples of the Southeast zone. The samples were derived from drill holes 576, 578 and 580. Twenty four individual intercept samples were taken from these three holes. The samples were crushed, screened and homogenized and combined into a single composite sample. Two representative sub-samples were taken from the composite. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

Test results indicate that a zinc concentrate grade of 54% Zn can be achieved with a 94% zinc recovery. Similarly, a copper concentrate grade of 24% Cu can be produced with an 84% copper recovery. No lead concentrate was produced from these tests due to the low lead feed grade. The zinc recoveries are materially improved from previous results. In addition, the marketability of the higher copper concentrate grade and the benefits of the improved copper recovery will also materially improve G-9's overall project economics.

The phase four testwork also examined the effects of flotation feed grinds and concentrate regrinds on metallurgical performance. The table below shows the grinds that were applied in the locked cycle tests.

Product Grinds for Locked Cycle Tests - High Grade and Average Grade Mineralization P80 microns
Product	High Grade	Average grade
Flotation feed	87	36
Copper rougher concentrate	14	10
Zinc rougher concentrate	18	10

A comparison between the test results on the “high grade” mineralization and mineralization representing the "average" grade of the deposit is shown in the table above. The results indicate that significantly

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

coarser grinds can be adopted for the high grade starter zone. The coarser grinds that will be now be incorporated into mill design for the initial years will result in both energy cost savings and improved concentrate settling and filtration characteristics.

The results both affirm and significantly improve upon the previously announced results from the first three phases of work. The information derived from these new tests fully supports the process design criteria, flowsheet design and reagent consumption estimates that are currently being used for detailed mill design.

Underground Access and Development

Decline development began in August 2006, and is expected to be completed in the third quarter of fiscal 2008. Then a 10,000-meter drilling program from underground is planned to proceed at 25-meter hole spacing, and is designed to outline sufficient mineralization in the measured and indicated categories for mine planning. As a result of the delay in the development of the decline, additional drilling is planned from surface that would assist with meeting the objectives of the underground drilling program.

Access to the deposit and stations for underground infill drilling will be done via a 4.5 meter by 4.5 meters exploration decline that is presently being excavated and which will be approximately 1,400 meters in length at a slope of -8.3% from northwest of the G-9 deposit. This will be followed by approximately 400 meters comprising two parallel 4.5 x 4.5 meter crosscuts complete with drill stations. These workings will provide access, and facilitate services of water pumping and ventilation for the underground drilling. The exploration decline is sized as stated so that it can accommodate mine production at 1500 tonnes per day.

Mine engineering and planning is being conducted by McIntosh Engineering of Tempe, Arizona. Farallon and McIntosh are jointly carrying out procurement and management of all underground activities, including the exploration decline currently in progress.

In April 2007, Farallon terminated its decline contract with Constructora Necaxa, S.A., and installed its own underground development team to manage this important aspect of the project. Arturo Borja has been appointed Manager of Mining, Farallon Minera Mexicana and will be directly responsible for the decline and other workings that are required for underground drilling, bulk sampling and test mining to take place. He is supported by the on-site geology and engineering staff. The necessary underground crews have been hired and are in place.

Additionally, the Company has acquired the necessary equipment to drill, blast, muck, and support construction of the decline. A new twin boom jumbo drill is expected to arrive on site shortly and a new 6-cubic yard scooptram is being secured.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

Equipment Purchase and Procurement

In late April 2007, Farallon appointed M3 Engineering & Construction, Inc. (“M3”) of Tucson, Arizona as Construction Manager for all of the surface facilities for a mine to be built at the Company's G-9 deposit, Campo Morado, Mexico. M3 is primarily responsible for engineering, procurement and construction management (“EPCM”) for all processing and auxiliary surface facilities required to support a 1500 tonnes per day mine and mill at G-9. In addition to mill construction activities, and infrastructure work (power line, plant site, bulk earthworks etc.), M3 will also conduct the required EPCM for the mine surface buildings, with input from Farallon and McIntosh Engineering.

Knight Piesold of Vancouver, B.C. is responsible for the engineering and design of the tailings storage facility and the water diversion/retention dam that is being planned to divert streamflows past the tailings facility, and to provide start-up water for the mill and to provide adequate water supplies for all other surface and underground mine activities. Knight Piesold is also be responsible construction management of the tailings storage facility and the water retention dam; however, overall construction management will be provided by M3.

1.2.4        Activities during the nine-month period

The following activities occurred during the nine months ended March 31, 2007:

(i)	advancement of exploration and resource expansion objectives, including:

	a.	completion of approximately 18,180 meters of drilling in 48 holes: 47 holes into the G-9 deposit (10 were drilled for engineering purposes) and 1 hole in other target areas;

	b.	Completion of a new resource estimate for G-9 deposit;

(ii)	project planning continued in all key areas, focusing on G-9 and including;

	a.	completion of four phases of metallurgical testing and detailed mill design;

	b.	award of EPCM contract and purchase of fully autogenous mill;

	c.	bringing management and operation of the underground development program in- house;

	d.	acquisition of mine permit;

	e.	initiation of education enhancement program, first step in training program for mine trades, etc for local employees;

(iii)	completion of two financings; and

(iv)	ongoing office, general management and community engagement activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.2.5        Legal

(a)            Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. Hermiston filed an amparo against the Prosecutor General’s Office, which led to a review of the case. The Company is currently awaiting a ruling on the review.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In connection with this claim, a lien was filed against certain assets of the Company’s Mexican subsidiary. This lien is third in priority after liens filed by Farallon Resources Corp. pursuant to a mortgage agreement and by Wiltz Investment S.A. in its litigation. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)            Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

In January 2007, Farallon’s legal representatives advised the Company that as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

This now concludes the criminal action by Wiltz Investment, S.A. The Public Prosecutor has ruled on it three times and, in each instance, has found that there is no basis for the allegations included in the Wiltz action. On two previous occasions – August 2005 and March 2006 – the Public Prosecutor similarly found that there was no basis for the allegations made by Wiltz. This latest ruling has been fully ratified and is definitive.

1.2.6        Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004, US$0.62/lb in 2005 and US$1.47/lb in 2006. Zinc has continued to increase in 2007, averaging US$1.58/lb to early May. Lead prices averaged US$0.40/lb in 2004, US$0.43/lb in 2005 and US$0.60/lb in 2006. Lead prices have also increased in 2007, averaging US$0.82/lb to early May.

Copper averaged US$1.30/lb in 2004, US$1.59/lb in 2005 and US$3.03/lb in 2006. The copper price decreased in early 2007, but has been rising since mid February, averaging US$2.91/lb to early May.

The gold price averaged US$410/oz in 2004, US$445/oz in 2005 and US$604/oz in 2006. Gold prices decreased in late 2006 and early 2007, but have rebounded since mid January to average US$657/oz to early May. The silver price averaged US$6.69/oz in 2004, US$7.32/oz in 2005 and US$11.55/oz in 2006. Silver prices have followed gold; rebounding to average US$13.39/oz in January 2007.

The outlook for all these metals remains favourable for the foreseeable future. The Company continues to monitor long term metal price forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.2.7        Audit Committee

Pursuant to Multilateral Instrument 52-110 – Audit Committees (“MI52-110”), the Company is required to have an audit committee composed entirely of board members that are “independent” of the Company, as that term is defined in MI52-110 and meaning generally free from material relationships with the Company which could be reasonably expected to interfere with the exercise of the person’s independent judgement. In December 2006, Mr. Barry Coughlan was appointed a member of the Company’s audit committee. During the quarter, the audit committee members of the Company consisted of Messrs. David Copeland, Scott Cousens and Barry Coughlan, of which only Mr. Coughlan is considered independent. Mr. Copeland and Mr. Cousens are not considered independent as a consequence of their employment and contractual positions with Hunter Dickinson Inc., a service provider to the Company.

In April 2007, four independent directors were appointed to the Company’s Board. These include Terry Lyons, B.Sc., MBA, William E. Stanley, P.Eng., CMC, Gordon D. Ulrich, P.Eng., MBA, and Michael G. Weedon, BA, MBA. Mr. Weedon and Mr. Stanley were subsequently appointed members of the audit committee and Messrs. Copeland and Cousins resigned. Mr. Coughlan continue to serve on the audit committee.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.3            Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2006, 2005, and 2004 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2006	2005	2004
Current assets	$6,251	$14,649	$5,837
Mineral properties	8,963	8,963	8,963
Other assets	302	384	89
Total assets	15,516	23,996	14,889

Current liabilities	684	722	145
Shareholders’ equity	14,832	23,274	14,744
Total liabilities and shareholders’ equity	15,516	23,996	14,889

Working capital	5,567	13,927	5,692

Expenses (income)
Exploration	8,977	8,752	465
Conference and travel	416	207	124
Foreign exchange	(813)	(19)	274
Interest expense	7	–	41
Interest and other income	(313)	(269)	(76)
Legal, accounting and audit	858	1,242	757
Office and administration	1,628	1,128	392
Shareholder communications	663	621	27
Stock-based compensation - exploration	387	366	339
Stock-based compensation - office and administration	647	406	492
Loss before the under noted	12,457	12,434	2,835
Bad debt recovery	–	–	(426)
Gain on sale of equipment	–	(3)	–
Loss for the year	12,457	12,431	2,409

Basic and diluted loss per share	$(0.12)	$(0.15)	$(0.05)

Weighted average number of
common shares outstanding	102,328,852	80,437,034	45,799,254

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.4            Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Current assets	$66,433	$20,031	$ 2,264	$ 6,251	$ 8,788	$ 11,293	$ 12,059	$ 14,649
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	915	924	867	302	339	331	369	384
Total assets	76,311	29,918	12,094	15,516	18,090	20,587	21,391	23,996

Current liabilities	1,125	864	897	684	762	461	553	722
Shareholders’ equity	75,186	29,054	11,197	14,832	17,328	20,126	20,838	23,274
Total liabilities and equity	76,311	29,918	12,094	15,516	18,090	20,587	21,391	23,996

Working capital	65,308	19,167	1,367	5,567	8,026	10,832	11,505	13,927

Expenses (income)
Exploration	3,421	1,829	2,731	2,332	2,428	1,774	2,443	3,475
Conference and travel	115	234	109	125	70	165	56	60
Foreign exchange loss (gain)	(287)	221	(1)	(41)	(179)	8	(601)	228
Interest expense	–	5	–	7	–	–	–	–
Interest income	(767)	(55)	(35)	(83)	(79)	(71)	(80)	(99)
Legal, accounting and audit	367	528	289	350	187	195	126	333
Office and administration	533	488	483	337	377	416	498	358
Shareholder communications	58	111	58	51	58	527	27	29
Stock-based compensation	142	465	(49)	458	81	12	483	81
Loss before the under noted		3,826	3,585	3,536	2,943	3,026	2,952	4,465
(Gain) loss on disposal of
equipment	–	–	–	–	–	–	–	(3)

Loss for the period	3,582	3,826	3,585	3,536	2,943	3,026	2,952	4,462

Basic and diluted loss per
share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.05)

Weighted average number of
common shares outstanding
(thousands)	180,646	119,776	105,822	105,294	104,807	99,362	99,309	96,890

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.5            Results of Operations

Loss for the nine months ended March 31, 2007 increased to $10,993,396 from $8,919,325 in the same period of the previous fiscal year. The increase is due to principally increased exploration activities at the Campo Morado property and the startup of development at G9.

Expenses, excluding stock-based compensation, foreign exchange, and interest income increased to $11,360,541, from $9,347,022 in the same period of the previous fiscal year.

Exploration expenses for the nine months ended March 31, 2007, excluding stock-based compensation, increased to $7,981,624 from $6,645,066 in the nine months ended March 31, 2006. The main exploration expenditures incurred during the period were drilling (2007 – $1,518,013; 2006 – $2,389,280), geological (2007 – $889,411; 2006 – $803,280); engineering (2007 – $1,575,624; 2006 – $1,889,470), site activities (2007 – $1,455,260; 2006 – $1,103,673), and G9 expenditures (2007 – $2,061,777; 2006 – $nil). There was a decreased amount of drilling as the Company is now beginning the startup of the development of the mine on the G9 deposit (“G9 mine”) with expenditures on the decline, road building, and advance payments being made to vendors that are supplying goods and services for the project. Exploration expenditures were also focused on resource expansion objectives (refer 1.2.4)

Interest income increased to $856,386 for the period ended March 31, 2007 from $230,474 in the nine months ended March 31, 2006 due to higher cash balances held by the Company.

Legal, accounting and audit expenses increased to $1,184,057 for the nine months ended March 31, 2007 compared to $508,136 for the previous year, primarily due to an increase in professional fees associated with the Company’s financing activities and fees paid to legal advisors in the current period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $600,000 (2005 – $900,000) in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation. Office and administration costs increased to $1,184,057 compared to $508,136 in the comparable period for fiscal 2006. This is due to an increase in administration and directors salaries.

Foreign exchange gain decreased to $68,446 for the nine months ended March 31, 2007 compared to a gain of $772,452 in the same period in the 2006 fiscal year, due to the Canadian dollar rising vis-à-vis the US dollar. The Company usually holds most of its funds in Canadian dollars. The Company is in the process of purchasing US dollars which will be required for payment to vendors working on G9.

Loss for the quarter ended March 31, 2007, increased to $3,582,683 from $2,942,855 in the comparable quarter of the prior year due to increased exploration and G9 mine expenditures, legal costs, and office and administration expenses. The Company recorded exchange gains (losses) of $287,316 (2006 – $(178,852)) in the quarter due to an increase in value of its Canadian denominated funds. Exploration expenses for the quarter ended March 31, 2007, increased marginally to $3,421,276 from $2,427,724 in the same quarter of the prior year. This was due to the start of the G9 mine development activities at Campo Morado.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results or changes in metal prices.

At March 31, 2007, the Company had working capital of approximately $65.3 million, which is sufficient to fund its known commitments and operating plans over the balance of the fiscal year ending June 30, 2007. The Company has a 2007 work program with a proposed Cdn$55 million budget, which will focus on advancing exploration and mine development activities. The Company recently completed two equity and one debt financing as described below.

Private placement financing, November 2006

In November 2006, the Company completed a private placement financing of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008. The Company incurred share issue costs of approximately $375,000 for net proceeds of approximately $6,300,000.

Prospectus Financing, December 2006

In December 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 for 24 months subject to acceleration under certain conditions.

The Company paid the agents a commission of $4.1 million (Cdn$4.8 million) and all of the agents’ expenses. The agents also received 9.6 million compensation options (“warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008. The warrants have been recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

Debt Financing Arrangement, March 2007

In connection with the December 2006 financing, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development and construction of the Company's G9 mine at Campo Morado. The package comprises an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company is currently in the process of finalizing the terms of the debt financing package.

The Company currently has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately $0.9 million. During the nine months ended March 31, 2007, the Company paid $0.3 million in respect of this commitment.

Other than described below in 1.7 Capital Resources, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At March 31, 2007, Farallon had working capital of approximately $65.3 million, as compared to $19.2 million at December 31, 2006 and $5.6 million at June 30, 2006. The Company has no long term debt.

In March 2007, the Company announced that it had confirmed fixed price purchase orders for approximately US$10 million for capital equipment required for the process plant planned at the G9 mine. The orders, with specific delivery dates, represent approximately 45% of the total estimated value of all process equipment required for the 1,500 tonnes per day mill to be developed for the G9 mine. The financing of this equipment would be through existing resources however, the Company has recently completed a debt financing arrangement as part of the release conditions (refer 1.6) which amongst other conditions, provides a bridging loan facility that will be secured by mobile and fixed assets including those mentioned previously, and is subject to a final agreement with the financier in the normal course.

At March 31, 2007, the Company had 284.6 million common shares issued and outstanding.

1.8            ff-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

During the period ended March 31, 2006, the Company paid HDI $3,432,694 for these services, as compared to $2,758,291 in the comparable period of fiscal 2006. This increase is due generally to the increased level of activity of the Company during this period as described in 1.2.4.

1.10          Fourth Quarter

Not applicable.

1.11          Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12          Critical Accounting Estimates

The Company's accounting policies are presented in notes 1 and 2 of the Company’s consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13          Changes in Accounting Policies including Initial Adoption

None.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at May 4, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				284,572,331
		Cdn $
Share purchase options	June 1, 2007	$ 0.60	50,000
	June 22, 2007	$ 0.60	205,000
	June 22, 2007	$ 0.74	190,000
	September 28, 2007	$ 0.58	2,130,000
	December 14, 2007	$ 0.52	15,000
	February 29, 2008	$ 0.74	180,000
	March 31, 2009	$ 0.80	1,006,500
	March 31, 2009	$ 0.89	40,000
	March 31, 2009	$ 0.63	607,000
	March 31, 2011	$ 1.00	2,450,000
	March 31, 2012	$ 0.63	2,570,000	9,443,500

Warrants	November 17, 2008	$ 0.60	18,750,000
	December 21, 2008	$ 0.50	9,600,000
	December 21, 2008	$ 0.70	80,000,000	108,350,000

MANAGEMENT’S DISCUSSION AND ANALYSIS

PERIOD ENDED MARCH 31, 2007

1.15.3        Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended March 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the nine months ended March 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.